Exhibit 16(a)(1)(vii)

January 16, 2008

Dear Shareholder:

AF Financial Group (“AF Financial”) has announced that it is offering to purchase all of the common stock held by persons owning 99 or fewer shares as of the close of business on December 13, 2007. Shareholders who owned more than 99 shares as of this record date are not eligible to participate in this offer. AF Financial is offering to purchase these “odd-lot” shares for a purchase price of $20.00 per share which represents a $7.00 (or 54%) premium over the last share sales price of our common stock as reported on the OTC Bulletin Board prior to December 13, 2007, the record date. This price also represents a $5.55 or 38% premium over the last sales price of our common stock on the last trade prior to the close of business on January 10, 2008. In addition to the $20.00 per share price, AF Financial is offering a $50.00 bonus for all properly executed offers received prior to the expiration date, February 15, 2008.

Eligible shareholders who possess their stock certificates will receive $20.00 per share when tendered to American Stock Transfer & Trust Company, the Depositary for the Offer. No brokerage or other fees will be charged.

Shareholders holding their shares with their broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this offer.

Enclosed with this package are various documents discussing this odd-lot tender offer. A full description of the terms of the offer and the reasons we are making the offer are included in the document entitled “Offer to Purchase for Cash.” Although we encourage you to review the entire Offer to Purchase for Cash, a summary of the terms of the offer are set forth on pages 3 through 4, and a simple question and answer format is included on pages 4 through 7, of that document.

Our principal purpose in making the offer is to reduce the number of our shareholders. If we are able to reduce the number of record shareholders below 300, the Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will no longer be obligated to file periodic reports and proxy statements with the SEC. Our Board has determined that heightened federal regulations and legislation such as the Sarbanes-Oxley Act, which is legislation largely enacted as a result of the various corporate scandals such as Enron and WorldCom, is too burdensome on AF Bank’s financial and personnel resources. Ultimately, we hope that by reducing the number of our shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its accounting, legal and other costs associated with SEC reporting and audit requirements. In addition, this will allow the Company’s management to focus on business opportunities for the

Company, as well as the needs of its shareholders and customers. Both AF Financial Group and AF Bank will continue to be regulated by the Office of Thrift Supervision.

If not enough shareholders participate in this offer to reduce the number of record shareholders below 300, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will probably consider other options to reduce the number of shareholders.

If, after reading the Offer to Purchase, you still have questions about this odd-lot tender offer, please feel free to contact me at the address provided at the end of the Offer to Purchase. We also urge you to read the documents you have received relating to this Offer to Purchase and give this matter your full consideration.

Very truly yours,

Robert E. Washburn
President and Chief Executive Officer